80
3/3/03

03002501

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

VF 2-28-03

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 26 2003

SEC FILE NUMBER
8- 49818

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Key Group Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 S. Franklin TPKe
(No. and Street)

Ramsey (City) NJ (State) 07446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

201-236-9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SeLiGSon + GiannATTASio, LLP
(Name – *if individual, state last, first, middle name*)

901 N Broadway STe 24 (Address) N. White Plains (City) NY (State) 10603 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 07 2003

OATH OR AFFIRMATION

I, Colin Heafy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Key Group Inc., as of Dec 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA J. LATONA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Apr. 4, 2005

Signature

VP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE KEY GROUP, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2002

SELIGSON
& GIANNATTASIO, LLP

Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

INDEX TO FINANCIAL STATEMENTS

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
The Key Group, Inc.

We have audited the accompanying balance sheet of The Key Group, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Key Group, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Seligson & Giannattasio, LLP

Seligson & Giannattasio, LLP
N. White Plains, NY
January 24, 2003

901 N. BROADWAY SUITE 24 N. WHITE PLAINS, NY 10603 TEL: 914-428-5560 FAX: 914-428-6576 E-MAIL:sg@sg-cpa.com
100 SUNNYSIDE BLVD. WOODBURY, NY 11797 TEL: 516-876-1995 FAX: 516-677-6111 WEB:sg-cpa.com

THE KEY GROUP, INC.

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

Current assets:		
Cash	$ 11,141	
Accounts receivable	49,075	
Prepaid expenses	577	
Officer loan	1,335	
Total current assets		$ 62,128
Fixed assets (net of accumulated depreciation of $5,693)		4,357
Other assets:		
Security deposits	5,000	
Indemnity deposit	100,205	
Total other assets		105,205
Total assets		$171,690

See notes to financial statements.

THE KEY GROUP, INC.

BALANCE SHEET

DECEMBER 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accrued salaries and commissions	$ 43,119	
Accrued pension	68,828	
Accrued expenses	20,452	
Total current liabilities		$133,399
Commitments and contingencies		
Stockholders' Equity:		
Common stock 2,500 shares authorized, issued and outstanding at no par value	100,000	
Paid-in capital	4,900	
Retained deficit	(66,609)	
Total stockholders' equity		38,291
Total liabilities and stockholders' equity		$171,690

See notes to financial statements.

THE KEY GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue:		
Commissions	$1,419,978	
Interest income	774	
Total revenue		$1,420,752
Expenses:		
Commissions	611,746	
Salaries – officers	307,841	
Salaries – other	66,800	
Payroll taxes	21,670	
Payroll processing	7,121	
Licenses	32,841	
Insurance	93,263	
Clearing charges	577	
Office	22,918	
Professional fees	21,455	
Rent	32,167	
Telephone and utilities	18,390	
Equipment rentals	2,022	
Travel and entertainment	32,211	
Interest	762	
Professional seminars	6,410	
Bank charges	976	
Dues and subscriptions	37,159	
Pension expense	68,828	
Reimbursed expenses	40,411	
Depreciation	3,683	
Total expenses		1,429,251
Net loss before tax		(8,499)
Income taxes		824
Net loss		$ (9,323)

See notes to financial statements.

THE KEY GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional		
	Shares	Amount	Paid-in Capital	Retained Deficit	Total
Beginning balance – January 1, 2002	2,500	$100,000	$ 4,900	$(57,286)	$ 47,614
Net loss for the year	--	--	--	(9,323)	(9,323)
Ending balance - December 31, 2002	2,500	$100,000	$4,900	$(66,609)	$ 38,291

See notes to financial statements.

THE KEY GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES:		
Net loss	$ (9,323)	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,683	
Changes in operating assets and liabilities:		
Accounts receivable	80,141	
Indemnity deposit	(85)	
Prepaid expenses	(577)	
Accounts payable and accrued expenses	(124,911)	
NET CASH FLOWS FROM OPERATING ACTIVITIES		$ (51,072)
FINANCING ACTIVITIES:		
Repayment of note payable		(7,127)
CHANGE IN CASH		(58,199)
CASH – JANUARY 1, 2001		69,340
CASH – DECEMBER 31, 2001		$ 11,141
Supplemental cash flow information:		
Income taxes paid		$ 284
Interest paid		$ 762

THE KEY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

The Key Group, Inc. (the "Company") was incorporated in the State of New Jersey on November 15, 1996. The Company provides financial services to its customers, which are primarily located in the New York Metropolitan area. These financial services are primarily in the form of stocks, fixed income investments and annuities.

Cash and Temporary Investments

Cash and temporary investments include all cash balances on hand and short-term, highly liquid investments with original maturities of three months or less.

Revenue Recognition

The Company reports revenue, which consists primarily of commissions, when earned.

Fixed Assets

Property, plant and equipment are stated at cost. The Company provides for depreciation generally on an accelerated method (double-declining balance) by charges to income at rates based upon an estimated recovery period of 5 years for computer equipment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and make disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

THE KEY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value

The Company has a number of financial instruments, none of which is held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2002, does not differ materially from the aggregate carrying values of these financial instruments recorded in the accompanying balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Income Taxes

The Company's deferred taxes arise principally from the differences in the recording of expenses relating to net operating losses. Income taxes are reported based upon SFAS No. 109, "Accounting for Income Taxes".

NOTE 2 – INDEMNITY AGREEMENT

In November 1996, the Company entered into an Agreement for Securities Clearance Services with Bear, Stearns Securities Corp. ("Bear Stearns"). Pursuant to the agreement, Bear Stearns Clearance carries the fully disclosed accounts of the Company. Among other provisions, the Company, as one of Bear Stearns correspondent forms, is required to maintain a minimum net capital of $100,000. The Company maintains a deposit account with Bear Stearns, which at December 31, 2002 totaled $100,205. These funds, as restricted cash are reflected as a non-current asset.

NOTE 3 – LONG-TERM DEBT

In November 2001, the Company entered into a financing agreement with a computer equipment manufacturer. The loan is payable in 48 monthly installments of $205. The Company repaid the remaining balance during 2002. The loan was collateralized by certain computer equipment.

THE KEY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 4 – RENTAL COMMITMENT

The Company leases its facilities under a non-cancelable operating lease which expires. The lease includes provisions for additional rent based on increases in operating costs fuel, electricity and utility costs and real estate taxes over the base year. The Company renewed the lease for a five year period commencing June 1, 2002.

The lease also includes a provision for an annual increase in the base rent based upon changes in the consumer price index. In addition, the Company may terminate the lease at the end of any lease year upon written notification by November 30, of the lease year.

The following is a schedule of future minimum rental payments required under the lease:

Year Ended December 31,	
2003	$ 34,435
2004	34,435
2005	34,435
2006	34,435
2007	14,347
	$152,087

Rent expense for the year ended December 31, 2002 was $32,167.

NOTE 5 – RETIREMENT PLANS

The Company has a qualified profit sharing plan under which eligible employees who are 21 years of age become participants. The Plan allows total contributions of up to twenty percent (20%) of the eligible employee's salary through Company contributions. Company contributions to the Plan are optional and accrued at the discretion of the Board of Directors. For the year ended December 31, 2002, the Company did not contribute to the profit sharing plan.

Net assets for the Profit Sharing Plan, as determined by the Company, were $95,977 at December 31, 2002.

For the year ended December 31, 2002, retirement plan costs aggregated $68,828.

THE KEY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $22,022, which was $13,129 above its required net capital of $8,893, which was the greater of 6 2/3% of aggregate indebtedness or $5,000. The Company's ratio of aggregate indebtedness to net capital was 6.06 to 1.

NOTE 7 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred income tax assets are comprised as follows at December 31, 2002:

Net operating losses	$10,987
Less: valuation allowance	10,987
Net deferred tax assets	$ --

The Company's income tax expense consists of the following at December 31, 2001:

Current:		
Federal	$ -	
State	824	
		$824
Deferred:		
Federal	--	
State	--	
		--
Provision for income taxes		$824

NOTE 8 – NASD REVIEW

During 2002, The Company underwent a periodic review of its operations by the NASD. As a result of the review, NASD has determined that the Company may have violated certain of its rules and is expected to assess a penalty. The Company has not been notified by NASD as to the penalty to be assessed, but believes the amount to be immaterial to its financial statements.

SELIGSON
& GIANNATTASIO, LLP

Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

INDEPENDENT AUDITOR'S REPORT
ON THE SUPPLEMENTARY INFORMATION

Board of Directors
The Key Group, Inc.

We have audited the financial statements of The Key Group, Inc. for the year ended December 31, 2002 and have issued our report thereon dated. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information on pages 14 - 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seligson & Giannattasio, LLP

Seligson & Giannattasio, LLP
N. White Plains, NY
January 24, 2003

901 N. BROADWAY SUITE 24 N. WHITE PLAINS, NY 10603 TEL: 914-428-5560 FAX: 914-428-6576 E-MAIL:sg@sg-cpa.com
100 SUNNYSIDE BLVD. WOODBURY, NY 11797 TEL: 516-876-1995 FAX: 516-677-6111 WEB:sg-cpa.com

THE KEY GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS		
Accrued expenses	$133,399	
Minimum required net capital	8,893	
NET CAPITAL		
Total stockholders' equity	38,291	
Deduct stockholders' equity not allowable for net capital	--	
Total stockholders' equity qualified for net capital		$ 38,291
DEDUCTIONS		
a. Non-allowable assets and other deductions		
Excess fidelity bond coverage	5,000	
Prepaid expenses	577	
Security deposits	5,000	
Officer loan	1,335	
Equipment	4,357	
		16,269
Net capital		22,022
MINIMUM REQUIRED NET CAPITAL		8,893
EXCESS NET CAPITAL		$ 13,129
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		6.06 to 1.0

THE KEY GROUP, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIAOF FORM X-17A-5 DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS

Aggregate indebtedness as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2002 as amended		$133,397
Reconciling Items:		
Miscellaneous		2
		$133,399

NET CAPITAL

Net capital, as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2002 as amended		$ 22,024
Reconciling Items:		
Miscellaneous	$(2)	
		(2)
		$ 22,022

THE KEY GROUP, INC.

OTHER SUPPLEMENTARY INFORMATION
RELATING TO THE FINANCIAL STATEMENTS

STATEMENT RELATING TO THE EXEMPTIVE PROVISION OF RULE 15c3-3

The Company is exempt from Rule 15c3-3 under paragraph (k)(2). Customer payments are made directly to the clearing broker.

STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2). As of December 31, 2002 the Company had no customers' securities that were required to be under possession or control.

SELIGSON
& GIANNATTASIO, LLP

Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
The Key Group, Inc.

In planning and performing our audit of the financial statements of The Key Group, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We have also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3(a)(11) and the procedures for determining compliance with the exemptive provisions of 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17A-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

901 N. BROADWAY SUITE 24 N. WHITE PLAINS, NY 10603 TEL: 914-428-5560 FAX: 914-428-6576 E-MAIL:sg@sg-cpa.com
100 SUNNYSIDE BLVD. WOODBURY, NY 11797 TEL: 516-876-1995 FAX: 516-677-6111 WEB:sg-cpa.com

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following conditions that we believe results in more than relatively low risk that errors or irregularities in amount that would be material in relation to the financial statements of the Company may occur and not be detected within a timely period.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the 2000 financial statements and this report does not affect our report on these financial statements dated

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Seligson & Giannattasio, LLP

Seligson & Giannattasio, LLP
N. White Plains NY
January 24, 2003